

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2008

Mr. Frank R. Hallam
Chief Financial Officer
MAG Silver Corp.
Suite 328, 550 Burrard Street
Vancouver, British Columbia, CANADA V6C 2B5

> **Re: MAG Silver Corp.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 15, 2007**
> **Form 20-F/A#2 for Fiscal Year Ended December 31, 2006**
> **Filed January 14, 2008**
> **File No. 1-33574**

Dear Mr. Hallam:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2006

Engineering Comments

General

1.   In certain of your responses, you propose providing additional or expanded disclosure in your 2007 20-F or equivalent document. For each comment and item which you propose to resolve through future disclosure, provide us with a

complete, detailed example of the proposed disclosure. The example disclosure should include, but not be limited to, any maps, tables or similar information.

2.   We note your response to our comment 5 regarding additional description of your mineral rights and properties. As your mineral interests are your primary assets, more information should be disclosed in regard to mining claims, exploration and exploitation concessions or other methods establishing your control of the mineral rights, surface lands, and access to these properties. The terms mining claims, mineral concessions, exploration concessions, and exploitation concessions are sometimes used interchangeably, implying complete control, without describing other forms of surface ownership, such as farming, ranching, timber, or water interests which may compete for primacy at the same location. Please discuss these other considerations and clarify whether your mining properties consist of multiple concessions, listing them in a table, and provide the area of each concession with property totals. Please provide a draft of the pertinent sections you intend to insert into your 2007 40-F filing.

Closing Comments

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         You may contact Gary Newberry at (202) 551-3761, or Kim Calder, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

                                                       Sincerely,

                                                       Brad Skinner
                                                       Senior Assistant
                                                       Chief Accountant